February 19, 2013

Mr. Larry Spirgel
Assistant Director
Divison of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  2549

Re:  PHAZAR CORP
       SEC Comment Letter dated February 11, 2013
           Related to Form 10-K for the Year Ended June 30, 2012
       Filed September 21, 2012
       File No. 0-12866

Dear Mr. Spirgel:

This letter responds to your comment letter dated February 11, 2013 relating to PHAZAR CORP’S Form 10-K for the year ended June 30, 2012.

On February 19, 2013, PHAZAR CORP filed an Amendment to its Annual Report on Form 10-K/A for the fiscal year ended June 30, 2012 to amend Item 9A Controls and Procedures for the purpose of disclosing the conclusions of our evaluation of internal controls over financial reporting.

The company acknowledges that:

A)	it is responsible for the adequacy and accuracy of the disclosures in the filing;
B)	the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
C)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal law securities laws of the United States.

Sincerely,

/s/ROBERT FITZGERALD
Robert Fitzgerald
President and Chief Executive Officer